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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Vector Group Ltd.

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

92240M-10-8

(CUSIP Number)

Marc N. Bell
Vice Presdient and General Counsel
Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92240M-10-8			Page 2 of 4 Pages

1.	Name of Reporting Person: Bennett S. LeBow		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,049,498 (see item 5)

		8.	Shared Voting Power: 94,678

		9.	Sole Dispositive Power: 16,049,498 (see item 5)

		10.	Shared Dispositive Power: 94,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,144,176 (see item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.8%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 92240M-10-8	PAGE 3 OF 4 PAGES

PRELIMINARY STATEMENT:

     This Amendment No. 12 amends the Schedule 13D filed by Bennett S. LeBow (the “Reporting Person”) with the Securities and Exchange Commission on February 21, 1995, as previously amended by Amendments No. 1-11 thereto (as amended, the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (formerly Brooke Group Ltd.) (the “Company”). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividends paid to stockholders of the Company on September 30, 1999, September 28, 2000, September 28, 2001, September 27, 2002, September 29, 2003 and September 29, 2004.

     Item 5 is hereby amended as follows:

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	As of May 12, 2005, the Reporting Person was the indirect beneficial owner of, in the aggregate, 16,144,176 shares of Common Stock, which constituted approximately 33.8% of the 41,837,553 shares of Common Stock outstanding as reported in the Company’s Form 10-Q for the period ended March 31, 2005 (plus 5,872,410 shares acquirable by the Reporting Person’s assignees upon exercise of currently exercisable options). The Reporting Person’s beneficial ownership includes currently exercisable options for 3,350,238 shares granted to the Reporting Person, pursuant to the Company’s 1998 Long-Term Incentive Plan described in Amendment No. 5 to the Schedule 13D and 2,522,172 shares granted to the Reporting Person, pursuant to the Company’s 1999 Long-Term Incentive Plan described in Amendment No. 7 to the Schedule 13D.

(b)	The Reporting Person indirectly exercises sole voting power and sole dispositive power over (i) 9,810,055 shares of Common Stock through LeBow Gamma Limited Partnership, a Nevada limited partnership, (ii) 367,033 shares through LeBow Alpha LLLP, a Delaware limited liability limited partnership, (iii) 2,512,679 shares acquirable by LeBow Gamma Limited Partnership, as assignee of the Reporting Person, upon exercise of currently exercisable options to purchase Common Stock and (iv) 3,359,731 shares acquirable by LeBow Epsilon Investments Trust, as assignee of the Reporting Person, upon exercise of currently exercisable options to purchase Common Stock. The shares of Common Stock held by LeBow Alpha LLLP are pledged to U.S. Clearing Corp. to secure a margin loan to the Reporting Person. LeBow Holdings, Inc., a Nevada corporation, is the general partner of LeBow Alpha LLLP and is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. The Reporting Person is a director, officer and sole shareholder of LeBow Holdings, Inc., a director and officer of LeBow Gamma, Inc. and the sole trustee of LeBow Epsilon Investments Trust. The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation, of which the Reporting Person and family members serve as directors and executive officers, owns 94,678 shares of Common Stock. The Reporting Person possesses shared voting power and shared dispositive power with the other directors of the foundation with respect to the foundation’s shares of Common Stock.

(c)	On May 12, 2005, LeBow Gamma Limited Partnership transferred 500,000 shares of Common Stock to LeBow Alpha LLLP, which transferred 500,000 shares of Common Stock to LeBow Family Irrevocable Trust, a trust whose beneficiaries are the children and grandchildren of the Reporting Person. The Reporting Person does not possess voting or dispositive power with respect to these shares.

CUSIP NO. 92240M-10-8	PAGE 4 OF 4 PAGES

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2005

/s/ Bennett S. LeBow
Bennett S. LeBow